Filed pursuant to Rule 433 Registration Statement Nos. 333-202913 and 333-180300-03 FINANCIAL PRODUCTS FACT SHEET (T906)

Offering Period: November 1, 2016 – November 22, 2016

Autocallable Securities due November 30, 2020 Linked to the Performance of the Lowest Performing

of the S&P 500® Index and the SPDR® S&P® Oil & Gas Exploration & Production ETF

Product Terms

•    Autocallable Securities due November 30, 2020 Linked to the Performance of the Lowest Performing of the S&P 500® Index and the SPDR® S&P® Oil & Gas Exploration & Production ETF.

•    If a Trigger Event occurs on any Trigger Observation Date, the securities will be automatically redeemed and you will be entitled to receive a cash payment equal to the principal amount of securities you hold plus the Automatic Redemption Premium applicable to that Trigger Observation Date.

•    If the securities are not automatically redeemed and the Final Level of each Underlying is equal to or greater than its Initial Level, you will be entitled to receive the principal amount at maturity plus the Contingent Maximum Return expected to be between $480 and $640 (to be determined on the Trade Date).

•    If the securities are not automatically redeemed and a Knock-In Event does not occur, you will be entitled to receive the principal amount at maturity plus the Contingent Minimum Return of $100.

•    If the securities are not automatically redeemed and a Knock-In Event occurs, you will be fully exposed to any depreciation in the Lowest Performing Underlying.

•    Any payment on the securities is subject to our ability to pay our obligations as they become due.

Issuer*:	Credit Suisse AG ("Credit Suisse"), acting through its London branch.
Trade Date:	Expected to be November 23, 2016.
Settlement Date:	Expected to be November 29, 2016.
Underlyings:	The S&P 500® Index and the SPDR® S&P® Oil & Gas Exploration & Production ETF.
Automatic Redemption:	If a Trigger Event occurs on any Trigger Observation Date, the securities will be automatically redeemed and you will be entitled to receive a cash payment equal to the principal amount of securities you hold plus the Automatic Redemption Premium applicable to that Trigger Observation Date. Payment will be made in respect of such redemption on the corresponding Automatic Redemption Date, and no further payments on the securities will be made.
Trigger Event:	Occurs if on a Trigger Observation Date, the closing level of each Underlying is equal to or greater than its respective Trigger Level.
Trigger Level**:	For each Underlying, approximately 100% of the Initial Level of such Underlying.
Trigger Observation Dates**:	November 24, 2017, November 26, 2018 and November 25, 2019.
Automatic Redemption Dates**:	November 29, 2017, November 29, 2018 and November 29, 2019.
Automatic Redemption Premium**:

For each $1,000 principal amount of securities you hold:

•  Expected to be between $120 and $160 if a Trigger Event occurs on the first Trigger Observation Date.

•  Expected to be between $240 and $320 if a Trigger Event occurs on the second Trigger Observation Date.

•  Expected to be between $360 and $480 if a Trigger Event occurs on the third Trigger Observation Date.

Knock-In Level**:	For each Underlying, approximately 50% of its Initial Level.
Knock-In Event:	Occurs if the Final Level of any Underlying is equal to or less than its Knock-In Level.
Initial Level:	For each Underlying, the closing level of such Underlying on the Trade Date.
Final Level:	For each Underlying, the closing level of such Underlying on the Valuation Date.
Redemption Amount:	Subject to Automatic Redemption, principal amount of the securities you hold x (1 + Underlying Return of the Lowest Performing Underlying).
Lowest Performing Underlying:	The Underlying with the lowest Underlying Return.
Underlying Return:	For each Underlying, if (i) the Final Level of each Underlying is equal to or greater than its Initial Level, the Contingent Maximum Return and (ii) if the Final Level of any Underlying is less than its Initial Level and (a) a Knock-In Event occurs, then [(Final Level – Initial Level)/Initial Level]; or (b) a Knock-In Event does not occur, then Contingent Minimum Return.
Contingent Maximum Return**:	Expected to be between 48% and 64% (to be determined on the Trade Date)
Contingent Minimum Return**:	10%
Valuation Date:	November 24, 2020
Maturity Date:	November 30, 2020
CUSIP:	22548QMP7
Fees:	Credit Suisse Securities (USA) LLC and any agent (the “Agents”) may receive varying discounts and commissions of up to $27.00 per $1,000 principal amount of securities and will forgo fees for sales to fiduciary accounts. The Agents may re-allow some or all of the discount on the principal amount per security on sales of such securities by other brokers or dealers.
* As used in this document, references to “we” or “our” are to Credit Suisse AG, as Issuer. ** To be determined on the Trade Date.

Certain Product Characteristics

• For each Underlying, the Knock-In Level will be approximately 50% of its Initial Level (to be determined on the Trade Date).

Hypothetical Returns at Maturity

Percentage Change from the Initial Level to the Final Level of the Lowest Performing Underlying	Underlying Return of the Lowest Performing Underlying	Redemption Amount per $1,000 Principal Amount (1)(2)
100.00%	56.00%	$1,560.00
90.00%	56.00%	$1,560.00
80.00%	56.00%	$1,560.00
70.00%	56.00%	$1,560.00
60.00%	56.00%	$1,560.00
50.00%	56.00%	$1,560.00
40.00%	56.00%	$1,560.00
30.00%	56.00%	$1,560.00
20.00%	56.00%	$1,560.00
10.00%	56.00%	$1,560.00
0.00%	56.00%	$1,560.00
−10.00%	10.00%	$1,100.00
−20.00%	10.00%	$1,100.00
−30.00%	10.00%	$1,100.00
−40.00%	10.00%	$1,100.00
−50.00%	−50.00%	$500.00
−60.00%	−60.00%	$400.00
−70.00%	−70.00%	$300.00
−80.00%	−80.00%	$200.00
−90.00%	−90.00%	$100.00
−100.00%	−100.00%	$0.00

(1)	The hypothetical Redemption Amounts set forth above are for illustrative purposes only and may not be the actual returns applicable to you. The numbers appearing in the table have been rounded for ease of analysis.

(2)	Assumes Contingent Maximum Return of 56% (the midpoint of the expected range and to be determined on the Trade Date), a Contingent Minimum Return of 10%, a Knock-In Level of 50% (to be determined on the Trade Date) and that the securities have not been automatically redeemed.

Certain Product Risks

Trigger Observation Date on Which Securities Are Called	Applicable Automatic Redemption Premium	Redemption Amount per $1,000 Principal Amount(1)
1st	$140.00	$1,140.00
2nd	$280.00	$1,280.00
3rd	$420.00	$1,420.00
(1)	This table illustrates the amount that would be due if a Trigger Event occurs on a Trigger Observation Date, based on the midpoints of each expected range. If a Trigger Event occurs on any Trigger Observation Date, the securities will be automatically redeemed and investors will be entitled to receive a cash payment equal to the principal amount of securities they hold plus the Automatic Redemption Premium applicable to that Trigger Observation Date. No further payments on the securities will be made.

F-1

FINANCIAL PRODUCTS FACT SHEET

Offering Period: November 1, 2016 – November 22, 2016

Autocallable Securities due November 30, 2020 Linked to the Performance of the Lowest Performing

of the S&P 500® Index and the SPDR® S&P® Oil & Gas Exploration & Production ETF

Certain Product Risks

•	Your investment may result in a loss of up to 100% of the principal amount. If a Knock-In Event occurs, the Underlying Return of the Lowest Performing Underlying will be negative you will be fully exposed to the depreciation in the Lowest Performing Underlying.

•	If the securities are automatically redeemed, the appreciation potential of the securities will be limited to the applicable Automatic Redemption Premium.

•	The value of the securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse.

•	The Redemption Amount will be based on the Underlying Return of the Lowest Performing Underlying and, therefore, you will not benefit from the performance of any other Underlying.

•	The securities are exposed to the risk of fluctuations in the level of the Underlyings to the same degree for each Underlying.

•	Prior to maturity, costs such as concessions and hedging may affect the value of the securities.

•	Credit Suisse currently estimates that the value of the securities on the Trade Date will be less than the price you pay for the securities, reflecting the deduction of underwriting discounts and commissions and other costs of creating and marketing the securities.

•	Liquidity – The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Many factors, most of which are beyond the control of the Issuer, will influence the value of the securities and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades to the Issuer’s credit ratings, may be a contributing factor.

•	Potential Conflicts – We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and as agent of the Issuer of the securities, hedging our obligations under the securities and determining the estimated value of the securities. The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.

•	The securities will be affected by a number of economic, financial, political, regulatory, and judicial factors that may either offset or magnify each other.

•	As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions with respect to the equity securities comprising the Underlyings.

The risks set forth in the section entitled “Certain Product Risks” on the preceding page and this section “Additional Risk Considerations” are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Certain Product Risks” and “Additional Risk Considerations” sections herein, the “Selected Risk Considerations” section in the preliminary pricing supplement and the “Risk Factors” section in the product supplement, which set forth risks related to an investment in the securities.

Additional Information

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated November 1, 2016, Underlying Supplement dated May 4, 2015, Product Supplement No. I dated May 4, 2015, Prospectus Supplement dated May 4, 2015 and Prospectus dated May 4, 2015, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. If the terms described in the applicable preliminary pricing supplement are inconsistent with those described herein, the terms described in the applicable preliminary pricing supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

This fact sheet is a general description of the terms of the offering. Please see the full description in the applicable preliminary pricing supplement:

http://www.sec.gov/Archives/edgar/data/1053092/000095010316017550/dp69873_424b2-t906.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the preliminary pricing supplement.